UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Solectron Corporation

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2 3/4% Liquid Yield Option Notes Due 2020 (Zero Coupon — Senior)

(Title of Class of Securities)

834182-AK-3

(CUSIP Number of Class of Securities)

Kiran Patel

Executive Vice President and Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven E. Bochner, Esq.
John A. Fore, Esq.
Daniel J. Weiser, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$900,000,000	$82,800

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $1.5 billion aggregate principal amount at maturity of outstanding 2 3/4% Liquid Yield Option Notes due 2020 (Zero Coupon-Senior) are purchased at a price of $600 per $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals $92 for each $1,000,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
	Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Solectron Corporation, a Delaware corporation (the “Company”), to purchase up to $1.5 billion aggregate principal amount at maturity of its outstanding 2 3/4% Liquid Yield OptionTM Notes due 2020 (Zero Coupon-Senior) issued in May 2000 (the “2 3/4% LYONs”) at a purchase price not greater than $600 nor less than $580 per $1,000 principal amount at maturity of 2 3/4% LYONs. This Schedule TO is being filed by the Company. The Company’s offer for the 2 3/4% LYONs is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, with respect to the 2 3/4% LYONs, as amended or supplemented from time to time, together constitute the “Offer”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, New York City time, on Friday, July 19, 2002, unless extended. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      All the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except for those items as to which information is specifically provided herein.

      Liquid Yield Option is a trademark of Merrill Lynch & Co., Inc.

Item 1.     Summary Term Sheet.

      The information set forth in the Offer to Purchase under the caption “Summary” is incorporated herein by reference.

Item 2.     Subject Company Information.

      (a) Name and Address. The issuer is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 777 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

      (b) Securities. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

      (c) Trading Market and Price. The information set forth in the Offer to Purchase in Item 3 under the caption “Certain Information About the 2 3/4% LYONs” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person.

      (a) Name and Address. This is an issuer tender offer. The filing person and subject company is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 777 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

Item 4.     Terms of the Transaction.

      (a) Material Terms.

(1) Tender Offers.

(i)-(iii) The information set forth on the cover page to the Offer to Purchase and in Item 2 under the caption “Terms of the Offer” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in Item 2 under the caption “Terms of the Offer” is incorporated herein by reference.

(vi) The information set forth in the Offer to Purchase in Item 7 under the caption “Withdrawal of Tenders” is incorporated herein by reference.

(vii) The information set forth in the Offer to Purchase in Item 5 under the caption “Acceptance of 2 3/4% LYONs for Payment,” in Item 6 under the caption “Procedures for Tendering 2 3/4% LYONs” and in Item 7 under the caption “Withdrawal of Tenders” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in Item 5 under the caption “Acceptance of 2 3/4% LYONs for Payment” is incorporated herein by reference.

(ix) The information set forth in the Offer to Purchase in Item 2 under the caption “Terms of the Offer” is incorporated herein by reference.

(x) The information set forth in the Offer to Purchase in Item 4 under the caption “Certain Significant Considerations” is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in the Offer to Purchase in Item 10 under the caption “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

      (b) Purchases. To the best knowledge of the Company, no 2 3/4% LYONs are to be purchased from any officer, director or affiliate of the Company.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements.

      (e) Agreements Involving the Subject Company’s Securities. None.

Item 6.     Purposes of the Transaction and Plans or Proposals.

      (a) Purposes. The information set forth in the Offer to Purchase in Item 1 under the caption “Purpose of the Offer; Certain Information About the Company” is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the Offer to Purchase in Item 1 under the caption “Purpose of the Offer; Certain Information About the Company” is incorporated herein by reference.

      (c) Plans. Except as set forth under Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Restructuring and Impairment Costs” and in Note 16 entitled “Restructuring and Impairment” to the Financial Statements included in the Company’s Form 10-K for the fiscal year ended August 31, 2001, and in Note 10 entitled “Restructuring and Impairment” to the Financial Statements included in the Company’s Form 10-Q’s for the quarters ended November 30, 2001 and March 1, 2002:

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) None.

(7) None.

(8) Not applicable.

(9) Not applicable.

(10) None.

Item 7.     Source and Amount of Funds or Other Consideration.

      (a) Source of Funds. The information set forth in the Offer to Purchase in Item 8 under the caption “Source and Amount of Funds” is incorporated herein by reference.

      (b) Conditions. None.

      (d) Borrowed Funds. Not applicable.

Item 8.     Interest in Securities of the Subject Company.

      (a) Securities Ownership. None.

      (b) Securities Transactions. None.

Item 9.     Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in Item 4 under the caption “Certain Significant Considerations,” in Item 11 under the caption “The Dealer Manager, Depositary and Information Agent” and in Item 12 under the caption “Solicitation” is incorporated herein by reference.

Item 10.     Financial Statements.

      Not Applicable.

Item 11.     Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) None.

      (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the documents incorporated therein by reference are incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase dated June 21, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.

(a)(5)(B)*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.
(a)(5)(C)	Summary Advertisement, dated June 21, 2002.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Previously filed.

Item 13.     Information Required by Schedule 13E-3.

      Not Applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION

By:	/s/ KIRAN PATEL

Name: Kiran Patel

Title:	Executive Vice President and

Chief Financial Officer

Dated: June 21, 2002

INDEX TO EXHIBITS

Exhibit
Number		Description

(a)(1)(A)		Offer to Purchase dated June 21, 2002.
(a)(1)(B)		Letter of Transmittal.
(a)(1)(C)		Notice of Guaranteed Delivery.
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)		Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)		Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)	*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.
(a)(5)(B)	*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002
(a)(5)(C)		Summary Advertisement, dated June 21, 2002.
(b)		None.
(d)		None.
(g)		None.
(h)		None.

* Previously filed.